[Letterhead of AIG]
July 10, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	American International Group, Inc. - - Form 10-K for the year ended December 31, 200 Form 10-Q for the quarter ended March 31, 2008 (File No. 1-8787)
Dear Mr. Rosenberg:
     We are in receipt of your letter dated June 25, 2008 and thank you for your comments concerning the captioned filing of American International Group, Inc. (AIG). We are pleased to have the opportunity to work with the Staff on AIG’s responses, and especially appreciate the time that Mr. Wyman spent discussing the comments with us on July 1st. We are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than July 25, 2008.
     Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Sincerely,

Kathleen E. Shannon
cc: Frank Wyman
(Securities and Exchange Commission)
     David G. Herzog